EXHIBIT 12
NORTEL NETWORKS CORPORATION
Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Three
	months ended		Years ended December 31,
(millions of U.S. dollars)	March 31, 2007	2006	2005	2004	2003
		As restated	As restated	As restated	As restated
Earnings (loss) from continuing operations before income taxes as reported in the consolidated statements of operations	(90)	79	(2,692)	(316)	32

Add:
Minority interest	22	59	39	33	48
Equity in net loss of associated companies	—	3	(3)	—	36

Earnings (loss) from continuing operations before minority interest, equity in net loss of associated companies and income taxes	(68)	141	(2,656)	(283)	116

Add:
Fixed charges	114	414	286	270	297
Amortization of capitalized interest	—	—	—	—	(2)
Interest expense of finance subsidiaries	—	—	—	—	—
Unconsolidated subs	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries without fixed charges	—	—	—	—	—
Minority interest in pre-tax of subsidiaries without fixed charges	(22)	(59)	(39)	(33)	(48)

Income (loss) as adjusted	24	496	(2,410)	(46)	363

Fixed charges:
Interest expense
— Long-term debt	85	272	209	192	178
— Other	11	68	10	10	28

Interest expense of finance subsidiaries	—	—	—	—	—
Unconsolidated subs	—	—	—	—	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	14	66	58	60	87
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	4	8	9	8	4

	114	414	286	270	297

Ratio of earnings from continuing operations to fixed charges	*	1.2	*	*	1.2

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the three months ended March 31, 2007 by $90 and for the years ended December 31, 2005 and 2004, by $2,695 and $316, respectively.